UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

May 12, 2020

Commission File Number: 001-31269

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ALCON INC.
(Registrant Name)

Chemin de Blandonnet 8
1214 Vernier, Geneva, Switzerland
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F: Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

The following risk factor is incorporated by reference in the Registration Statement on Form S-8 (No. 333-230794) and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
Risk Factor
The effects of the ongoing COVID-19 pandemic could have a material adverse impact on our business, revenues, financial condition, liquidity, profitability, and cash flows.
An outbreak of a strain of coronavirus that was discovered in China in late 2019 has rapidly spread world-wide. In March, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. To stem the spread of disease, nearly all major markets began to implement “stay at home” orders, business shutdowns and the deferral of non-urgent surgical procedures, leading to a global economic standstill. While these “stay at home” orders are slowly being lifted, the resulting economic slowdown is likely to continue and may result in a sustained global recession.
The spread of COVID-19 has caused us to modify aspects of our business practices (including limiting associate travel, encouraging office-based associates to work from home, and implementing social distancing measures at our manufacturing sites). Such actions have resulted in disruptions to our supply chain, operations, facilities and associate workforce. If “stay-at-home orders” continue for extended periods of time, or are re-implemented periodically, to combat the spread of COVID-19, our business, revenues, financial condition, liquidity, profitability, and cash flows would be adversely affected.
The magnitude of the negative impact of the COVID-19 pandemic on our business, revenues, financial condition, liquidity, profitability, and cash flows depends on future developments that are unpredictable and most of which are outside of our control, including the duration and scope of the pandemic, related governmental advisories and restrictions to contain COVID-19, how quickly economic conditions improve once the COVID-19 pandemic subsides, and whether there are subsequent outbreaks. We may be unable to prevent or mitigate any or all of the COVID-19 near- or long-term adverse impacts, which could be material, including:

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Non-urgent medical procedures may be prohibited or restricted. Over the past several months, most geographic markets prohibited or restricted non-urgent medical procedures. As a result, many eye care professionals delayed or canceled orders. While many markets are beginning to reopen, we anticipate there may be some continued reluctance upon the part of some patients to seek medical attention, and, for those who do, there may be a substantial backlog due to available capacity, which could have an adverse effect on our sales as markets recover from the pandemic. Also, we may have difficulty timely collecting accounts receivable due from eye care professionals as they themselves recover from the impact of the pandemic.

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We may be prevented from operating our manufacturing facilities or other workplaces due to the illness of our associates, regulations, and associate inability or reluctance to appear for work or travel to our facilities, which may cause a material disruption to our supply chain. We have had some limited and temporary site shutdowns, and have implemented alternative working arrangements for all of our office-based associates, including working from home.

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The operations of our suppliers may be disrupted or may not operate effectively or efficiently thereby negatively impacting our ability to purchase supplies for our business at historical prices and in sufficient amounts.

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Generating lower cash from operations could adversely affect our financial condition and the achievement of our strategic objectives. As a result, we may need to raise additional capital by incurring indebtedness or issuing equity securities. Additionally, we may face credit rating downgrades as a result of weaker than anticipated performance of our businesses or other factors.

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The goodwill and other intangible assets on our balance sheet may be adjusted downward if we determine that the carrying value of the asset is in excess of the fair value. We are required to perform an annual impairment review of goodwill and indefinite lived assets, which we last performed in the fourth quarter of 2019. We are also required to perform an interim impairment review of goodwill and other intangible assets if an event occurs or circumstances change that would indicate that the asset’s balance sheet carrying amount may not be recoverable. Any sustained decline in our stock price is an example of such an event or circumstance, as well as certain other macroeconomic factors that may result from the COVID-19 pandemic. If the market price of our common stock were to continue to experience a sustained decline or projected future cash flows were to decline, we may be required to perform an interim impairment review of our goodwill and other intangible assets and potentially record an impairment charge.

To the extent COVID-19 continues to adversely affect our operations and global economic conditions more generally, it may also have the effect of heightening many of the other risks described in the “Risk Factors” section included in our 2019 Annual Report on Form 20-F for the year ended December 31, 2019.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release issued by Alcon Inc. dated May 12, 2020 titled “Alcon Reports First Quarter 2020 Results”
99.2	Alcon Inc. Interim Financial Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALCON INC.

Date:	May 12, 2020	By:	/s/ Timothy C. Stonesifer
Name: Timothy C. Stonesifer
Title: Authorized Representative

Date:	May 12, 2020	By:	/s/ Royce Bedward
Name: Royce Bedward
Title: Authorized Representative

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